Exhibit 12

May 31, 2019

Board of Directors

Monogram Orthopaedics Inc.

53 Bridge Street, Unit 507

Brooklyn, New York, 11251

To the Board of Directors:

We are acting as counsel to Monogram Orthopaedics Inc. (the “Company”) with respect to the preparation and filing of an offering statement on Form 1-A. The offering statement covers the contemplated sale of up to 5,000,000 shares of the Company’s Series A Preferred Stock, convertible into the Common Stock of the Company.

In connection with the opinion contained herein, we have examined the offering statement, the articles of incorporation (as amended) and bylaws, the resolutions of the Company’s board of directors and stockholders, as well as all other documents necessary to render an opinion. In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies.

Based upon the foregoing, we are of the opinion that the shares of Series A Preferred Stock, and Common Stock into which the Series A Preferred Stock may convert, being sold pursuant to the offering statement are duly authorized and will be, when issued in the manner described in the offering statement, legally and validly issued, fully paid and non-assessable.

No opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the offering statement or any portion thereof.

We further consent to the use of this opinion as an exhibit to the offering statement.

Yours truly,

/s/ CrowdCheck Law, LLP

By Andrew Stephenson, Partner
CrowdCheck Law, LLP (f/k/a KHLK LLP)